

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 4, 2008

Via U.S. Mail and Fax (408) 694-9600
Stephen R. Bowling
Chief Financial Officer
eOn Communications Corp.
185 Martinvale Lane
San Jose, CA 95119

> **RE: eOn Communications Corp.**
> **Form 10-KSB for the fiscal year ended July 31, 2007**
> **Filed October 30, 2007**
>
> **Form 10-QSB for the quarters ended**
> **File No. 0-26399**

Dear Mr. Bowling:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report filed on form 10-KSB for the year ended July 31, 2007

Item 6. MD&A or Plan of Operations

Revenue Recognition, page 15

1. From your discussion at Item 1, it appears that you generate revenue by selling one of three
    products and or services: 1) the Millennium, "a modular multi-shelf" Private Branch
    eXchange, 2) the eQueue Multi-Media Contact Center Solution, an "all-in-one"
    communications system software application, and 3) the eNterprise SIP Business
    Telephones, next generation VoIP telephones. While your discussion of Revenue
    Recognition within your Critical Accounting Policies at page 15 and Summary of Significant
    Accounting Policies at page 34 describes revenue as being earned from the sale of either: 1)
    equipment and software, 2) professional services, or 3) contractual maintenance on software
    or hardware, it is not evident which of theses revenue processes correspond to the
    aforementioned revenue products or services. Further, it is not evident whether each of your
    product and service offerings represents a separate, individual deliverable or whether each
    represents multiple deliverables as contemplated by EITF 00-21.

    Supplementally provide us with a detailed description of what each of your three products or
    services offers your customers. For each, describe whether your obligation to the customer is
    complete at the sale or continues for the life of a service agreement. If any of your three
    offerings includes the sale of a product and follow-up service, i.e. multiple deliverables,
    describe how you considered the guidance of EITF 00-21.

                                        *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our comments and
provides any requested information. Detailed letters greatly facilitate our review. The response
should be uploaded to the EDGAR system. Please understand that we may have additional
comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director